

June 30, 2011

<u>Via E-Mail</u>

Mr. Sean P. McGrath
Chief Financial Officer
Atlas Resources Public 17-2008 (B) L.P.
Westpointe Corporate Center One
1550 Coraopolis Heights Road, 2nd Floor
Moon Township, PA 15108

>   **Re: Atlas Resources Public 17-2008 (B) L.P.**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **Filed March 30, 2011**
>   **Form 10-Q for the Quarter Ended March 31, 2011**
>   **Filed May 13, 2011**
>   **File No. 0-53507**

Dear Mr. McGrath:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Financial Statements</u>

<u>Note 2 - Summary of Significant Accounting Policies, page 21</u>

<u>Impairment of Long-Lived Assets, page 22</u>

1.   We note that you recognized $82.3 million and $5.8 of impairment charges related to oil and gas properties in 2010 and 2009 respectively. Further we note your disclosure stating "…the estimate of fair value of these oil and gas properties was impacted by, among other factors, the deterioration of natural gas prices…." Please disclose the implications of

significant economic changes underlying the impairment and changes in the relationship between revenues and costs to comply with Item 303(a)(3)(i) and (ii), and Instruction 3 to paragraph 303(a), of Regulation S-K.

Controls and Procedures, page 34

2.   Please comply with Item 308(c) of Regulation S-K which requires that you disclose any change in your internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Exhibits

3.   Please revise the certifications of your principal executive officers to include the introductory language of paragraph 4, pertaining to internal control over financial reporting, as specified in Item 601(b)(31) of Regulation S-K.

Engineering Comments

Natural Gas and Oil Reserve Information, page 6

4.   Please update your disclosure to include the SEC definition of proved reserves in effect on the report date under this heading and in footnote 1 on page 8.

5.   Please remove all references to generally accepted petroleum engineering and evaluation principles from your document, including those on pages 7 and 32, as no such aggregation of principles has been established.

6.   Please disclose the qualification of the internal technical person responsible for overseeing the preparation of the reserve estimates to comply with Item 1202(a)(7)of Regulation S-K.

Natural Gas and Oil Producing Activities, page 32

Oil and Gas Reserve Information, page 32

7.   We note that you report both negative gas revisions and positive oil and liquid revisions which appear to be material. Please disclose your explanations for these significant changes to comply with FASB ASC 932-235-50-5.

Form 10-Q for the Quarter Ended March 31, 2011

General

8.   Please revise the accounting and disclosures in your interim report as necessary to comply with all applicable comments written on your annual report.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551- 3686 with any other questions.

                             Sincerely,

                             /s/ Karl Hiller

                             Karl Hiller
                             Branch Chief